SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of November 2005
Commission File Number – 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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(1)	Press Release, “Dr. Reddy’s signs definitive agreement to acquire Roche’s API business at it’s Mexico facility,” November 8, 2005.

(2)	Press Release, “Dr. Reddy’s announces the launch of ‘Save The Foot” initiative to reduce Diabetic Foot Amputations,” November 15, 2005.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s signs definitive agreement to acquire Roche’s API business at it’s Mexico facility
Hyderabad, India, November 8, 2005: Dr. Reddy’s Laboratories Limited (NYSE: RDY) announced today that the Company has entered into a definitive agreement to acquire Roche’s API business at the state-of-the-art manufacturing site in Cuernavaca, Mexico including all employees and business supply contracts. The total investment outlay is about USD 59 million including working capital.
This business involves the manufacture and sale of APIs including intermediates to Roche and other Innovator Companies. The product portfolio currently comprises about 18 products including mature APIs and a range of intermediates and steroids. This acquisition also adds unique steroids manufacturing capabilities to Dr. Reddy’s. The Cuernavaca site at Mexico currently employs nearly 340 people and has been inspected by the U.S.FDA and other international regulatory agencies.
Commenting on the acquisition, GV Prasad, CEO, Dr. Reddy’s Laboratories, said, “With the acquisition of Roche’s API business at the Mexico site, Dr. Reddy’s will emerge as a leading player in Custom Pharmaceutical Services (CPS) business and position itself as a partner of choice for Innovator Companies across the globe with service offerings spanning the entire value chain of pharmaceutical services. This strategic acquisition provides an opportunity for our CPS business to grow from the current base of USD10 million to USD100 million over the next 18 months. The integration of these businesses — people and technology; the expertise of the management team and distinctive manufacturing capability at the Mexico site, with that of Dr. Reddy’s strengths in process chemistry and world class research capabilities will provide a strong foundation to drive the next wave of growth in our CPS business.”
The acquisition is expected to be completed by end of December 2005. The Company expects the acquisition to be EPS accretive to Dr. Reddy’s and the full year financial impact of the acquisition will be realized from the year 2006-07 onwards.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.
About Roche
Headquartered in Basel, Switzerland, Roche is one of the world’s leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people’s health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information
Investors and Financial Analysts: Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532
Media: M Mythili at mythilim@drreddys.com or on +91-40-55511620

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s announces the launch of ‘Save The Foot” initiative to reduce Diabetic Foot
Amputations
- up to70 per cent of all lower limb amputations are related to diabetes and almost 85 per cent of these amputations can be prevented through patient education and informed care of the feet -
Mumbai, India, November 15, 2005: To educate patients about the care of diabetic feet and prevention of amputations, Dr. Reddy’s laboratories today launched the “Save The Foot” initiative in Mumbai. In the next 10 years, India is going to be the diabetes capital of the world and foot ulcers is one of the most dreaded complications of diabetes, leading to foot amputations and great economic loss to the community and society. The launch of “Save The Foot” coincides with this year’s World Diabetes Day slogan: “Put Feet First. Prevent Amputations.”
According to Dr. Arun Bal, President, Diabetic Foot Society of India, “Diabetic foot problems are going to reach epidemic proportions in India in the next few years and it is estimated that majority of diabetics in India will be in the age group of 35-45 years. Losing one’s feet to diabetes can be devastating for anyone, but if it happens in the most productive years of a persons’ life, can cause a huge emotional and economic burden on the patient, his family, the society and the country on the whole. The key to prevention of amputations is patient education and awareness, so that the society is able to tackle foot disease when diabetes reaches endemic proportions.”
“We need cost effective strategies for educating diabetes patients and caregivers as no amount of advances in medicine or technology will work in the prevention of diabetic foot ulcers. On behalf of the doctor community, I can say that initiatives like “Save The Foot” can contribute immensely in prevention of amputations, and in reducing the healthcare burden on our country through patient education and empowerment through knowledge,” Dr. Bal added.
The objective of “Save The Foot” initiative is to educate and empower people with diabetes about the care of the diabetic foot and prevention of amputations; along with creating awareness amongst more number of doctors, to treat the diabetic foot as a key element of diabetes care. Through this initiative, Dr. Reddy’s is making an attempt to sensitize patients and doctors about quality of life issues that accompany foot amputations. To support this campaign, Dr. Reddy’s will be organizing more than 1000 foot care camps across the country in the next six months; creating workshops for doctor awareness; launch patient information websites www.savethefoot.com, www.Plermin.com; launch a Plermin Toll-Free number 1600-22-3242 & 09867298442 for patient assistance on foot care; as well as identify and offer free Plermin treatment support for needy patients, to name a few.
The “Save The Foot” initiative seeks to emphasize that with relatively low investment the number of diabetic foot amputations can be significantly reduced. In India, 40,000 legs are amputated per year, most of them as a result of a wound in the foot of people with diabetes. Significant reduction in diabetic foot amputations can be achieved by well-organized diabetic foot care teams, good diabetes control and well-informed self-care.
If appropriate action is not taken, epidemic increase in diabetes in India will bring a proportional increase in the number of needless amputations. Speaking about “Save The Foot” initiative, Mr. Satish Reddy, Managing Director & COO, Dr. Reddy’s Laboratories said, “We are very pleased to launch the “Save The Foot” initiative which is committed to creating mass awareness amongst doctors and patients about the care of the diabetic feet and will aim at helping reduce the number of amputations in the country. This initiative comes close behind the launch of — Plermin* and marks a significant step for Dr. Reddy’s as it reinforces our commitment to diabetes foot care.” Through this initiative we will be putting in significant effort to raise awareness in India about this devastating yet largely preventable complication. Through our tie-up with IDF, support of Doctor fraternity, district level workshops, foot care websites, along with other mass media vehicles, we will do our best to create empowered diabetic patients and strive to reduce amputations”, he added.
The experts estimate that reduction of amputations from 49 — 85% can be achieved through the adoption and implementation of the existing international guidelines. These guidelines call for identification of people at risk of diabetic foot complications, regular foot examinations, improved education in self-care for people with diabetes, and appropriate footwear. IDF, WHO and IWGDF are alerting policy makers and healthcare providers that now is the time to act in order to reduce the huge burden of diabetes and of the diabetic foot in particular. For this IDF had announced 2005 as the ‘Year of the Foot”, with an appeal to the world to “Protect Feet, Prevent Amputations”. Dr. Reddy’s “Save The Foot” initiative will also contribute significantly to help educate people and reduce the number of amputations happening in India currently.
* About Plermin:
•	Platelet derived growth factor essential for healing wounds in humans, has been shown to be deficient in diabetic patients leading to slow-healing and also non-healing wounds and resultant amputations. Recombinant human platelet derived growth factor (rhPDGF) marketed by Dr. Reddy’s as Plermin, launched in India earlier this year, comes in the form of a gel for topical application on the wound. rhPDGF is the first and only growth factor approved by the USFDA for managing this condition. Along with Good Wound Care, rhPDGF application enables significant reduction in the number of patients having to suffer the burden of foot or leg amputations in our country.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Media: M Mythili at mythilim@drreddys.com or on +91-40-55511620
For Further Information, Please Contact:
Vasudha Jha / Jyoti Patil
24th June Public Relations
022-56954761 / 9322830104
24thjune@satyam.net.in

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V. Viswanath
Date: December 8, 2005		Name:	V. Viswanath
		Title:	Company Secretary